

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05000877



January 7, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-7-2005

Re: General Electric Company
Incoming letter dated December 10, 2004

Dear Mr. Mueller:

This is in response to your letter dated December 10, 2004 concerning the shareholder proposal submitted to GE by Nicholas Edwin Renton. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Nicholas Edwin Renton
194 Kilby Road
Kew East 3102
Australia

40545

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 10, 2004

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of Nicholas Edwin Renton*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal and a statement in support thereof (the "Proposal") received from Nicholas Edwin Renton (the "Proponent"). The Proposal and related correspondence are attached hereto as Exhibit A.

The Proposal requires: "That the Board of Directors review the management of the group's operations in Australia to ensure that actions harmful to the reputation of the company such as those described in the letter to the company which is reproduced below do not recur:" The Proposal then sets forth the text of a letter that the Proponent had previously sent to a GE subsidiary in Australia asking for certain information in response to local media reports of an allegedly unlawful automobile repossession by Australian Guarantee Corporation, a subsidiary of GE. In that letter, as reproduced in the Proposal, the Proponent had requested to be advised on what steps had been taken (1) to prevent recurrence of such actions, (2) to discipline those responsible for such actions, and (3) to compensate the "victim" of the repossession. The supporting statement of the Proposal asserts that the response by GE's subsidiary to the Proponent's letter arrived two months later and cited that Australian privacy legislation prevented the company from responding to the Proponent's questions regarding the event.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance ("Staff") of GE's intention to exclude the Proposal from the 2005 Proxy Materials on the bases set forth below, and we respectfully request that the Staff concur in our views that:

I. **The Proposal is excludable under Rule 14a-8(i)(5) because it relates to operations that account for less than 5 percent of GE's total assets, net earnings and gross sales, and is not otherwise significantly related to GE's business;**

II. **The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters relating to GE's ordinary business operations;**

III. **The Proposal is vague and indefinite and thus is excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6); and**

IV. **The Proposal may be excluded or should be revised under Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareowners under New York law.**

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of GE's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2005 Proxy Materials with the Commission. GE hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to GE only.

ANALYSIS

I. The Proposal Is Excludable Under Rule 14a-8(i)(5) Because it Relates to Operations That Account for Less than 5 Percent of GE's Total Assets, Net Earnings and Gross Sales, and is Not Otherwise Significantly Related to GE's Business.

Rule 14a-8(i)(5) permits exclusion of a proposal that relates to operations which (i) account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, (ii) account for less than 5 percent of its net earnings for the most recent fiscal year, (iii) account for less than 5 percent of its gross sales for its most recent fiscal year and (iv) is not otherwise significantly related to the company's business.

GE has confirmed to us that GE Consumer Finance's operations in Australia (Australian Guarantee Corporation, the subsidiary referred to in the Proposal, is part of GE Consumer Finance in Australia) account for less than 5 percent of GE's total assets, net earnings and revenues for its most recent fiscal year. GE also has stated that it has no plans that will significantly alter these percentages. As such, the Proposal's subject matter does not meet any of the economic tests provided by Rule 14a-8(i)(5).

The Proposal is not otherwise significantly related to GE's business. We are aware that the Staff has required certain shareholder proposals dealing with social issues to be included in proxy materials even when the 5% economic thresholds are not met. The Proposal presented here, however, does not implicate any of the economic, social, environmental or other broadly sensitive issues of the type that the Staff has determined to be "significantly related" to a company's business. Instead, the Proposal relates to the management of the commercial operations of a subsidiary of GE, with specific reference to the media's portrayal of an allegedly "illegal and heavy-handed repossession by the company's subsidiary AGC of a motor vehicle leased by a customer who was not in arrears." The Staff has long concurred that proposals relating to the manner in which a non-significant portion of a company's business is operated are excludable under Rule 14a-8(i)(5) and its predecessor. In *The Walt Disney Company* (avail. Nov. 29, 2002), the Staff concurred that the company could exclude under Rule 14a-8(i)(5) a proposal requesting that Disney Vacation Club Owners receive the same reduced rate for annual Disney World Passes that Florida resident receive. Likewise, in *Peoples Energy* (avail. Nov. 25, 1994), the Staff concurred that a proposal that the company eliminate two customer service branches could be excluded as not significantly related to the company's business. Similarly, we believe that this Proposal does not raise a significant social issue, but instead relates only to the manner in which a small portion of the company's business is conducted. Accordingly, we believe that the Proposal may be omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(5).

II. The Proposal Is Excludable under Rule 14a-8(i)(7) Because the Proposal Deals With Matters Related to GE's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." As explained by the Commission in 1998, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations.

The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees; decisions on production quality and quantity; and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. *See* Exchange Act Release No. 40018 (avail. May 21, 1998).

We believe that the Proposal implicates both of the underlying concerns of the ordinary business rule and thus is excludable.

A. The Proposal Involves Ordinary Business Operations Because It Relates to the Review of Ordinary Business Operations.

At its core, the Proposal seeks to dictate how GE's Board reviews and manages the operations of a GE subsidiary: "BE IT RESOLVED: That the Board of Directors review the management of the group's operations in Australia to ensure that actions harmful to the reputation of the company which is reproduced below do not recur." Management of the business of the company is a fundamental aspect of the responsibility of GE's Board of Directors.[1] The Staff has consistently concurred that proposals addressing a company's general business strategies and operations may be excluded under Rule 14a-8(i)(7) and its predecessor, as involving the company's ordinary business operations. *See, e.g., Medallion Financial Corp.* (avail. May 11, 2004); *The Statesman Group, Inc.* (avail. Mar. 22, 1990) (both concurring that proposals relating to both ordinary business operations and extraordinary transactions may be excluded under Rule 14a-8(i)(7)).

While the Proposal mentions a variety of additional topics, none of them raises significant policy issues. Instead, each involves aspects of GE's ordinary business operations. The Proponent's letter that is referenced in the "Resolved" paragraph and quoted in the Proposal addresses the manner in which GE's Australian consumer finance subsidiary allegedly handled a customer and requests information regarding disciplinary action against those responsible for the alleged conduct, as reported by the local media. The "Statement in Support" of the Proposal addresses the manner in which GE's subsidiary responded to the Proponent's letter and questions the manner in which the subsidiary responded to the local media. The Staff has concurred that each of these aspects of a company's business involves ordinary business matters that are excludable under Rule 14a-8(i)(7). *See, e.g., Consolidated Edison, Inc.* (avail. Mar. 10, 2003) (Staff concurred that the "management of employees and customer relations" involved ordinary business matters); *BankAmerica Corporation* (avail. Mar. 23, 1992) (Staff concurred that "credit policies, loan underwriting and customer relations" related to ordinary business matters);

---

[1] As noted below, Section 701 of the New York Business Corporation Law ("NYBCL") provides, "the business of a corporation shall be managed under the direction of its board of directors" subject to specified powers that contained in the certificate of incorporation, and neither the NYBCL nor GE's certificate of incorporation, as amended, restrict GE's board of directors in any way that is relevant to the Proposal.

Delhaize America, Inc. (avail. Mar. 9, 2000) (Staff concurred that the proposed creation of a "division of ethics and integrity" and an award of a board seat to this division related to ordinary business matters); *Columbia/HCA Corporation* (avail. Mar. 2, 1998) (Staff concurred that the proposal relating "primarily [to] the conduct of quality control mechanisms" constituted ordinary business); *Deere & Company* (avail. Aug. 30, 1999) (Staff concurred that the proposal relating to the "decision of whether to discipline a particular employee" constituted ordinary business); *AT&T Corp.* (avail Feb. 8, 1998) (Staff concurred that the proposal relating to "the procedures for handling customer complaints and suggestions" constituted ordinary business); *Johnson & Johnson* (avail. Jan. 12, 2004) (Staff concurred that the proposal relating to "marketing and public relations" constituted ordinary business).

B. The Proposal Involves Ordinary Business Because It Seeks to Micromanage GE's Activities.

Oversight and management of GE's consumer finance operations in Australia implicates a wide range of complex business judgments upon which shareowners as a group are not in a position to make judgments due to their absence of detailed knowledge. As reflected by the Proposal itself, the issues implicated include the establishment and implementation of credit policies, relationships with customers, the manner in which GE responds to media portrayal of its operations, and GE's compliance with applicable privacy laws. Clearly, the Board and management, and not shareowners, are in the best position to evaluate whether to take steps or otherwise ensure that certain actions are or are not taken with respect to the Australian subsidiary. But, because the Proposal would micro-manage GE's decisions regarding whether and how to respond to its subsidiary's allegedly improper repossession of a motor vehicle leased by a customer who was not in arrears, we believe that the Proposal may be excluded under the second prong of the Staff's analysis under Rule 14a-8(i)(7).

III. The Proposal is Vague and Indefinite and Thus Is Excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Rule 14a-8(i)(3) allows the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonably certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). In addition, we believe that the Proposal is excludable under Rule 14a-8(i)(6) because GE is unable to determine what actions would be required by the Proposal and, thus, lacks the power to implement the Proposal.

The Proposal would have GE's Board review the management of an Australian subsidiary's operations to ensure that "actions such as those described in the letter to the company which is reproduced below" do not recur. However, the letter describes a number of different "actions," so that it is unclear what the shareowner wishes the Board to redress. Specifically, the letter describes the subsidiary as reportedly having stolen the vehicle, refusing to discuss the matter by telephone and failing to apologize when reportedly found to be in error, and the letter requests information on what actions the subsidiary had taken in response to prevent recurrence of "such errors," to discipline "those responsible" and to compensate "the victim." The "Statement in Support" does not address the alleged wrongful repossession of an automobile that was the subject of the media reports, but criticizes both the manner in which the subsidiary responded to the media reports and the manner in which GE responded to the Proponent's request for information. Thus, it is unclear whether the vague reference to "actions" in the Proposal refers to some or all of the conduct that is alleged to have occurred with respect to the automobile repossession, or whether it is addressing the manner in which GE responded to the media portrayal of its subsidiary (that is, requesting that GE take actions to ensure that its subsidiary not be depicted in media reports in a way that could impact the reputation of the company), or whether it is addressing the manner in which GE's subsidiary responded to the Proponent's request for information. Thus, because of the ambiguous reference to "actions" in the Proposal, shareowners could not be certain of exactly what the Proposal is requesting GE's Board to review or what actions it is requesting the Board to address.

The Proposal is also vague in its reference to "the management of the group's operations," in that the term "management" can refer to either the senior business officers at the subsidiary or to the "act or art of managing";[2] that is, the manner in which a business is conducted. Thus, shareowners may believe that the Proposal requests the Board to evaluate the senior personnel at the subsidiary (possibly with a view to disciplining those responsible for the alleged conduct, as referenced in the letter quoted in the Proposal), while others may believe that the Proposal requests a comprehensive evaluation of the manner in which the subsidiary's business is conducted.

Given these ambiguities, it is unclear what actions any shareowners voting for the Proposal would expect GE to take and what actions GE would be required to take if the Proposal were adopted. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal."

---

[2] Merriam-Webster Online Dictionary lists the following definitions for "management":
"**1** : the act or art of managing : the conducting or supervising of something (as a business)
2 : judicious use of means to accomplish an end
3 : the collective body of those who manage or direct an enterprise."

Occidental Petroleum Corp. (avail. Feb. 11, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail."). As a result of these vague and indefinite provisions in the Proposal, the Proposal is excludable under Rule 14a-8(i)(3).

The Proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992). As noted above, the Proposal addresses so many aspects of the subsidiary's ordinary business operations that it would be impossible for GE to implement it. Because it would be impossible for GE to determine what action should be taken under the Proposal, the Proposal also may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(6).

IV. The Proposal May Be Excluded or Should be Revised Under Rule 14a-8(i)(1) Because the Proposal Is Not a Proper Subject for Action By Shareowners under New York Law.

We further believe that GE may exclude the Proposal in its entirety because it is not a proper subject for action by stockholders under the laws of New York, the jurisdiction of GE's incorporation. The Proposal is stated in mandatory rather than precatory language. Specifically, the Proposal requires the GE Board to review the management of operations in Australia and to ensure that some actions viewed as harmful to the reputation of the company do not recur. Section 701 of the New York Business Corporation Law ("NYBCL") provides that "the business of a corporation shall be managed under the direction of its board of directors," subject to specified powers that must be contained in the certificate of incorporation. In the present case, neither the NYBCL nor GE's certificate of incorporation, as amended, restricts GE's Board of Directors in any way that is relevant to the Proposal's requirements. Accordingly, because the Proposal does not give discretion to GE and the Board, the Proposal would require that GE take actions that, under New York law, are reserved for the judgment and discretion of GE's Board.

The Staff has consistently concurred with the view that a shareowner proposal that mandates or directs a company's board of directors to take certain action is inconsistent with the authority granted to a board of directors under state law and thus excludable under Rule 14a-8(i)(1). For example, in *International Paper Company* (avail. Mar. 1, 2004), the Staff concurred that a shareowner proposal requiring that none of the five highest paid executives or non-employee directors receive future stock options could be omitted from the company's proxy materials under Rule 14a-8(i)(1) as an improper subject for shareowner action under the NYBCL, if the proponent failed to provide the company with a proposal recast as a recommendation or request to the board of directors. *See also Longview Fibre Co.* (avail. Dec. 10, 2003) (indicating that a proposal requiring the board of directors to split a corporation into distinct entities was excludable under Rule 14a-8(i)(1), if the proponent did not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request); *Phillips Petroleum Co.* (avail. Mar. 13, 2002) (indicating that a proposal relating to an increase of 3% of the annual base salary of the company's chairman and other officers could be omitted from the company's proxy materials under Rule 14a-8(i)(1) as an improper subject for shareowner action under applicable state law, if the proponent did not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request).

For purposes of this letter, as a member in good standing admitted to practice before courts in the State of New York, I am of the opinion that the Proposal is not a proper subject for action by GE's shareowners under the laws of the State of New York. Therefore, we believe that the Proposal may be omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(1). In the alternative, even if the Staff concludes that the Proposal is not properly excludable under Rule 14a-8(i)(1), we respectfully request that the Staff require the Proposal to be revised as a recommendation or request and concur with our view that the Proposal may be excluded if the Proposal is not revised as a recommendation or request within seven days of the Proponent's receipt of the Staff's response.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2005 Proxy Materials, or, alternatively, if exclusion is not deemed appropriate, to require the Proponent to revise the Proposal as requested above. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,



Ronald O. Mueller

ROM/dcl
Enclosure

cc: Thomas J. Kim, General Electric Company
Nicholas Edwin Renton

70298245_7.DOC

EXHIBIT A



NICK RENTON AM

194 Kilby Road Kew East 3102 Telephone & Fax (03) 9859 4958
nrenton@bigpond.net.au http://users.bigpond.net.au/renton/

Australia 613 9859 4958

S987A

RECEIVED
SEP 29 2004
B. W. HEINEMAN, JR

20 September 2004

Benjamin W Heineman Jr
Secretary
General Electric Company
Fairfield
Connecticut 06828
USA

Dear Sir

SHAREOWNER PROPOSAL FOR PROXY STATEMENT

As a long-standing holder of 400 shares in General Electric Company I hereby notify you that I intend to submit the following proposal at next year's annual general meeting:

BE IT RESOLVED: That the Board of Directors review the management of the group's operations in Australia to ensure that actions harmful to the reputation of the company such as those described in the letter to the company which is reproduced below do not recur:

"As a shareholder in GE I was perturbed to see on national television in Australia on Channel 7, on 9 July 2004, an item which was seriously damaging to the reputation of the company and its goodwill.

"It involved an illegal and heavy-handed repossession by the company's subsidiary AGC of a motor vehicle leased by a customer who was not in arrears.

"In effect the subsidiary company:

* stole the vehicle
* stole the personal possessions in it
* defamed the customer
* refused to discuss the matter by telephone
* failed to apologise when found to be in error.

"This criminal action would appear to put at risk valuable licences held by the company.

"Please advise what steps have been taken:

* to prevent recurrences of such errors
* to discipline those responsible
* to compensate the victim of this atrocity."

STATEMENT IN SUPPORT:

Two months later the company's reply to this letter from one of its owners, while polite, failed to respond to the key questions, citing Australian privacy legislation as the reason for this. However, the letter was concerned with general principles and did not seek personal information relating to the victim (who had in any case waived her rights to privacy by appearing on national television).

The company had apparently refused an invitation to put its side of the story on air at the time, but instead issued a media release which the television station chose to ignore.

The contents of media releases by definition are meant to be in the public domain. Notwithstanding that, the company refused a specific request to supply a copy of the statement concerned. This seems extremely poor public relations and only confirms the suspicion that the company was in the wrong and had something to hide.

Yours faithfully



Nicholas Edwin Renton



Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

October 4, 2004

By Federal Express
Nicholas E. Renton
194 Kilby Road
Kew East 3102
Australia

Re: Shareowner Proposal

Dear Mr. Renton:

We received your September 20, 2004 letter regarding your shareowner proposal relating to GE's operations in Australia on September 29, 2004.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that you must submit sufficient proof that you have continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date you submitted the proposal. You must also confirm that you will continue to hold these shares through the date of the shareowner meeting. We are sending you this letter to notify you that we have not received your required proof of ownership and undertaking.

To remedy this defect, you must satisfy these requirements. Under Securities and Exchange Commission interpretations, sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that he continuously held the required number of shares for the one-year period.

You also need to provide us with a written statement that you intend to continue to hold your shares through the date of the shareowner meeting.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on October 4, 2004 by Federal Express.

Thank you.

Very truly yours,



Thomas J. Kim

Enclosure

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.



Locked Bag 22
Australia Square
NSW 1215

Client Enquiries 13 15 19
Facsimile (02) 8292 4777
Internet commsec.com.au

Commsec International desk
Locked Bag 22
Australia Square NSW 1215

Mr N E Renton AM
194 Kilby Road
Kew East 3102

Dear Mr Renton,

This is to certify that you, Nicholas Edwin Renton, were the owner of 400 shares in General Electric Company (GE) on August 31, 2003, and that you have owned these shares continuously ever since.

Kind Regards,



David Pincheira 18/10/04.
Senior Officer
Commsec International desk.

Premium Financial Services

Teel, Betti (Corporate)

From:	Kim, Tom J (Corporate)
Sent:	Wednesday, October 20, 2004 9:20 AM
To:	Teel, Betti (Corporate)
Subject:	FW: Shareowner Proposal

pls print out for the Renton file.

-----Original Message-----
From: Kim, Tom J (Corporate)
Sent: Wednesday, October 20, 2004 9:20 AM
To: 'Nick Renton'
Subject: RE: Shareowner Proposal

Mr. Renton: Thanks. You have met the necessary eligibility requirements. Tom Kim

Thomas J. Kim
GE
Corporate & Securities Counsel

T 203 373 2663
F 203 373 3079
C 917 439 5201
E tom.kim@ge.com
Admitted in NY, CA and DC only

3135 Easton Turnpike
Fairfield, CT 06828 USA
General Electric Company

-----Original Message-----
From: Nick Renton [mailto:nrenton@bigpond.net.au]
Sent: Tuesday, October 19, 2004 10:29 PM
To: Kim, Tom J (Corporate)
Subject: RE: Shareowner Proposal
Importance: High

Dear Mr Kim

Thank you.

I now attach the requested letter from CommSec dated 2004-10-18.

As previously advised, I have held 400 GE shares continuously since July 2000 and intend to hold them to at least the date of the next shareowner meeting.

Please confirm that I have now met all necessary requirements.

At 01:24 04/10/16 +10, you wrote:

>Mr. Renton:
>
>The documents you attached to your email are not sufficient. The reason is
>that while they show that you held 400 shares of GE stock in August 2003 and
>in September 2004, they do not indicate that you have held those shares
>continuously through the period. The SEC's requirement is for the
>shareholder to show continuous ownership of the shares for the one-year
>period prior to the date you submitted your proposal.
>
>You should request your broker to issue to you a letter stating that you
>have held these shares continuously during this one-year period. Your
>broker should not have any trouble providing you with this letter as it is a
>typical request.
>
>Thank you.
>
>Thomas J. Kim
>GE
>Corporate & Securities Counsel
>
>T 203 373 2663
>F 203 373 3079
>C 917 439 5201
>E tom.kim@ge.com
>Admitted in NY, CA and DC only
>
>3135 Easton Turnpike
>Fairfield, CT 06828 USA
>General Electric Company

Kind regards

Teel, Betti (Corporate)

From: Kim, Tom J (Corporate)
Sent: Wednesday, October 20, 2004 9:18 AM
To: Teel, Betti (Corporate)
Subject: FW: Shareowner Proposal

Importance: High


scan2.pdf


ATT452875.txt

For the Renton file.

-----Original Message-----
From: Nick Renton [mailto:nrenton@bigpond.net.au]
Sent: Tuesday, October 19, 2004 10:29 PM
To: Kim, Tom J (Corporate)
Subject: RE: Shareowner Proposal
Importance: High

Dear Mr Kim

Thank you.

I now attach the requested letter from CommSec dated 2004-10-18.

As previously advised, I have held 400 GE shares continuously since July 2000 and intend to hold them to at least the date of the next shareowner meeting.

Please confirm that I have now met all necessary requirements.

At 01:24 04/10/16 +10, you wrote:

>Mr. Renton:
>
>The documents you attached to your email are not sufficient. The reason is
>that while they show that you held 400 shares of GE stock in August 2003 and
>in September 2004, they do not indicate that you have held those shares
>continuously through the period. The SEC's requirement is for the
>shareholder to show continuous ownership of the shares for the one-year
>period prior to the date you submitted your proposal.
>
>You should request your broker to issue to you a letter stating that you
>have held these shares continuously during this one-year period. Your
>broker should not have any trouble providing you with this letter as it is a
>typical request.

CommSec
Commonwealth Securities Ltd
Locked Bag 22
Australia Square NSW 1215
Tel: 1300 361 170

D000000000032165CSF30001

NICHOLAS EDWIN RENTON

COMMONWEALTH SECURITIES LTD

Brokerage
Account Statement

Account Number:
Statement Period: 09/01/2004 - 09/30/2004

Valuation at a Glance

	This Period
Beginning Account Value	
Cash Deposits	
Cash Withdrawals	
Dividends/Interest	
Change in Account Value	
Ending Account Value	
Estimated Annual Income	

Asset Allocation

	Value Last Period	Value This Period	Percent Allocation
Cash and Cash Equivalents			
Equities			
Global Account Securities[9]			
Account Total (Pie Chart)			



Asset Allocation percentages are rounded to the nearest whole percentage.

Pie Chart allocation excludes all asset classes which net to a liability.

[9] Global Account Cash Balance and Global Account Securities are displayed in U.S. dollars based on interbank exchange rates as of 09/30/2004. Exchange rates can vary.
NOTE: Unpriced securities in your account may cause the total brokerage account assets to be understated.

D000000000032165CSF30001

Clearing Through **Pershing** A BNY Securities Group Co. Solutions from The Bank of New York
PAR-02-CUTSHEET
One Pershing Plaza, Jersey City, New Jersey 07399
Pershing LLC, member NASD, NYSE, SIPC. Trademark(s) of Pershing Investments LLC

Customer Service Information

Identification Number: 001
COMMONWEALTH SECURITIES LTD
E-Mail Address: USSHARES@COMMSEC.COM.AU

Service Hours: Monday - Saturday 08:00 a.m. - 08:00 a.m.(AED)
Web Site: WWW.COMMSEC.COM.AU

Income Summary

	Current Period		Year-to-Date	
	Taxable	Non Taxable	Taxable	Non Taxable
Dividends and Interest				
Cash Dividends on Equities				
Total Dividends and Interest				

Portfolio Holdings

The total percent allocation of Global Account Securities is 4.00%, these holdings are not reflected in the percentages below.

Quantity	Description	Opening Balance	Closing Balance	Accrued Income	Income This Year	30-day Yield
Cash and Cash Equivalents 1.00% of Portfolio						
Cash Balance						
Total Cash and Cash Equivalents						

Quantity	Description	Market Price	Market Value	Estimated Annual Income	Estimated Yield
Equities 95.00% of Portfolio					
Stocks, Rights and Warrants					

CommSec
Commonwealth Securities Ltd
Locked Bag 22
Australia Square NSW 1215
Tel: 1300 361 170

Brokerage
Account Statement

Statement Period: 09/01/2004 - 09/30/2004

Portfolio Holdings *(continued)*

The total percent allocation of Global Account Securities is 4.00%, these holdings are not reflected in the percentages below.

Quantity	Description	Market Price	Market Value	Estimated Annual Income	Estimated Yield
Equities *(continued)*					
Stocks, Rights and Warrants *(continued)*					
400.000	GENERAL ELECTRIC CO COM Dividend Option: Cash *Security Identifier:* GE	33.5800	13,432.00	320.00	2.38%

[redacted]

Portfolio Holdings *(continued)*

The total percent allocation of Global Account Securities is 4.00%, these holdings are not reflected in the percentages below.

Quantity	Description	Market Price	Market Value	Estimated Annual Income	Estimated Yield
Equities *(continued)*					
Stocks, Rights and Warrants *(continued)*					
[redacted]	[redacted]	[redacted]		[redacted]	
Total Stocks, Rights and Warrants			[redacted]	[redacted]	
Total Equities			[redacted]	[redacted]	

CommSec
Commonwealth Securities Ltd
Locked Bag 22
Australia Square NSW 1215
Tel: 1300 361 170

Brokerage
Account Statement

Statement Period: 09/01/2004 - 09/30/2004

Portfolio Holdings *(continued)*

The total percent allocation of Global Account Securities is [redacted] these holdings are not reflected in the percentages below.

Description	Market Value	Estimated Annual Income
Total Portfolio Holdings	[redacted]	[redacted]

Disclosures and Other Information

Pricing - Securities prices may vary from actual liquidation value. Prices shown should only be used as a general guide to portfolio value. Prices are received from various pricing services. However, pricing services are sometimes unable to provide timely information. Where pricing sources are not readily available, particularly on certain debt securities, estimated prices may be generated by a matrix system taking various factors into consideration. The pricing of listed options takes into account the last closing price, as well as the current bid and offer prices. Where securities have not been priced, such securities have not been included in the Asset Allocation information at the beginning of this statement.

Reinvestment - The dollar amount of Mutual Fund distributions, Money Market Fund income, or dividends or other securities shown on your statement may have been reinvested into additional shares. You will not receive confirmation of these reinvestment transactions. However, information pertaining to these transactions which would otherwise appear on confirmations, including the time of execution and the name of the person from whom your security was purchased, will be furnished to you upon written request to your introducing firm. In dividend reinvestment transactions, Pershing acts as your agent and receives payment for order flow, the source and nature of which payment will be furnished to you upon written request to your introducing firm.

Option Disclosure - Information with respect to commissions and other charges incurred in connection with the execution of option transactions has been included in confirmations previously furnished to you. A summary of this information is available to you promptly upon your written request directed to your introducing firm. In order to assist your introducing firm in maintaining current background and financial information concerning your option accounts, please promptly advise them in writing of any material change in your investment objectives or financial situation. Expiring options which are valuable are exercised automatically pursuant to the exercise by exception procedure of the Options Clearing Corporation. Additional information regarding this procedure is available upon written request to your introducing firm.

Transactions in Date Sequence

Process/ Settlement Date	Trade/ Transaction Date	Activity Type	Description	Quantity	Price	Accrued Interest	Amount
[redacted]		[redacted]	[redacted]				[redacted]
[redacted]		[redacted]	[redacted]				[redacted]

Transactions in Date Sequence *(continued)*

Process/ Settlement Date	Trade/ Transaction Date	Activity Type	Description	Quantity	Price	Accrued Interest	Amount
[redacted]			[redacted]				[redacted]

CommSec
Commonwealth Securities Ltd
Locked Bag 22
Australia Square NSW 1215
Tel: 1300 361 170

Brokerage
Account Statement

Statement Period: 09/01/2004 - 09/30/2004

Transactions in Date Sequence *(continued)*

Process/ Settlement Date	Trade/ Transaction Date	Activity Type	Description	Quantity	Price	Accrued Interest	Amount

Transactions in Date Sequence *(continued)*

Process/ Settlement Date	Trade/ Transaction Date	Activity Type	Description	Quantity	Price	Accrued Interest	Amount
Total Value of all Transactions							

The price and quantity displayed may have been rounded.

Cash Not Yet Received

Security	Record Date	Payable Date	Quantity Held	Rate	Amount of Payment	Dividend Option
Dividends						
Total Cash Not Yet Received						

The above information has been obtained from sources we believe to be reliable. All items are subject to receipt. We make no representation as to accuracy or completeness. Cash Not Yet Received is not reflected as an asset in your account until it is actually received.

CommSec
Commonwealth Securities Ltd
Locked Bag 22
Australia Square NSW 1215
Tel: 1300 361 170

Brokerage
Account Statement

Statement Period: 09/01/2004 - 09/30/2004

Messages

SEE THE TERMS AND CONDTIONS SECTION OF YOUR STATEMENT FOR A DESCRIPTION OF PERSHING'S PAYMENT FOR ORDER FLOW PRACTICES. PERSHING HAS BEEN ADVISED BY YOUR INTRODUCING FINANCIAL ORGANIZATION THAT IT DOES NOT RECEIVE COMPENSATION FOR DIRECTING ORDER FLOW.

FOR ADDITIONAL INFORMATION REGARDING ORDER ROUTING PRACTICES AND THE VENUES TO WHICH YOUR INTRODUCING FINANCIAL ORGNIZATION'S ORDERS ARE ROUTED, YOU MAY VISIT WWW.ORDERROUTINGDISCOSURE.COM.*

UPON WRITTEN REQUEST TO YOUR INTRODUCING FINANCIAL ORGANIZATION, YOU MAY OBTAIN THE IDENTITY OF THE VENUE TO WHICH YOUR ORDERS WERE ROUTED FOR THE SIX MONTHS PRIOR TO YOUR REQUEST AND THE TIME OF TRANSACTIONS THAT MAY HAVE RESULTED FROM SUCH ORDERS.

PERSHING MAINTAINS A BUSINESS CONTINUITY PLAN, INCLUDING REDUNDANT DATA CENTERS AND ALTERNATE PROCESSING FACILITIES, TO ADDRESS INTERRUPTIONS TO OUR NORMAL COURSE OF BUSINESS. THESE PLANS ARE REVIEWED ANNUALLY AND UPDATED AS NECESSARY. OUR PLANS OUTLINE THE ACTIONS PERSHING WILL TAKE IN THE EVENT OF A BUILDING, CITY-WIDE, OR REGIONAL INCIDENT, INCLUDING RELOCATING TECHNOLOGY AND OPERATIONAL PERSONNEL TO PREASSIGNED ALTERNATE REGIONAL FACILITIES. TECHNOLOGY DATA PROCESSING CAN ALSO BE SWITCHED TO AN ALTERNATE REGIONAL DATA CENTER.

ALL PERSHING OPERATIONAL FACILITIES ARE EQUIPPED FOR RESUMPTION OF BUSINESS AND ARE TESTED SEVERAL TIMES PER YEAR. OUR RECOVERY TIME OBJECTIVE FOR BUSINESS RESUMPTION, INCLUDING THOSE INVOLVING A RELOCATION OF PERSONNEL OR TECHNOLOGY, IS FOUR (4) HOURS.

IN THE EVENT THAT PERSHING NEEDS TO EXECUTE ITS BUSINESS CONTINUITY STRATEGY, PERSHING CAN BE REACHED AT THE FOLLOWING TELEPHONE NUMBER:
(201) 413-3635.

NOTE: PLEASE NOTE THAT THIS TELEPHONE NUMBER WILL BE AVAILABLE ON AUGUST 5, 2004.


DALBAR RATED
FOR COMMUNICATION

NICHOLAS EDWIN RENTON

PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934, PERSHING LLC (PERSHING) MUST PROVIDE INDIVIDUAL INVESTORS WITH CERTAIN FINANCIAL INFORMATION.

ON JUNE 30, 2004, PERSHING'S NET CAPITAL OF $993 MILLION WAS 11.48% OF AGGREGATE DEBIT BALANCES AND IN EXCESS OF THE MINIMUM REQUIREMENT BY $820 MILLION. AT JULY 31, 2004, PERSHING'S NET CAPITAL OF $975 MILLION WAS 11.93% OF AGGREGATE DEBIT BALANCES AND IN EXCESS OF THE MINIMUM REQUIREMENT BY $811 MILLION.

A COMPLETE COPY OF THE JUNE 30, 2004 STATEMENT OF FINANCIAL CONDITION IS AVAILABLE AT WWW.PERSHING.COM/FINANCIALSTATEMENT.HTM. YOU MAY ALSO REQUEST A FREE, PRINTED COPY BY CALLING (888) 860-8510.

PERSHING LLC AND ITS AFFILIATE, PERSHING TRADING COMPANY, L.P. (COLLECTIVELY "PERSHING"), SEND CERTAIN EQUITY ORDERS TO EXCHANGES, ELECTRONIC COMMUNICATION NETWORKS, OR BROKER-DEALERS DURING NORMAL BUSINESS HOURS AND DURING EXTENDED TRADING SESSIONS. *CERTAIN VENUES PROVIDE PAYMENTS OR CHARGE ACCESS FEES TO* PERSHING DEPENDING UPON THE CHARACTERISTICS OF THE ORDER AND ANY SUBSEQUENT EXECUTION. THE DETAILS OF THESE PAYMENTS AND FEES ARE AVAILABLE UPON WRITTEN REQUEST.

PERSHING RECEIVES COMPENSATION FOR DIRECTING LISTED OPTIONS ORDER FLOW TO CERTAIN OPTIONS EXCHANGES. COMPENSATION IS GENERALLY IN THE FORM OF A PER CONTRACT CASH PAYMENT.

PERSHING HAS SELECTED CERTAIN MARKET MAKERS TO PROVIDE EXECUTION OF OVER-THE-COUNTER (OTC) SECURITIES TRANSACTIONS WHO HAVE AGREED TO ACCEPT ORDERS, TRANSMITTED ELECTRONICALLY UP TO A SPECIFIED SIZE, AND TO EXECUTE THEM AT OR BETTER THAN THE NATIONAL BEST BID OR OFFER (NBBO). ON LARGER ORDERS, OR IF THE DESIGNATED MARKET MAKERS DO NOT MAKE A MARKET IN THE SUBJECT SECURITY, PERSHING DIRECTLY CONTACTS MARKET MAKERS TO OBTAIN AN EXECUTION. THE DESIGNATED MARKET MAKERS TO WHOM ORDERS ARE AUTOMATICALLY ROUTED ARE SELECTED BASED ON THE CONSISTENTLY HIGH QUALITY OF THEIR OTC EXECUTIONS IN ONE OR MORE MARKET SEGMENTS AND THEIR ABILITY TO PROVIDE OPPORTUNITIES FOR EXECUTIONS AT PRICES SUPERIOR TO THE NBBO.

IF AN ORDER FOR AN EXCHANGE-LISTED SECURITY IS NOT IMMEDIATELY EXECUTABLE ON THE EXCHANGE TO WHICH IT IS ROUTED, SUCH ORDER MAY BE REPRESENTED IN THE

NATIONAL MARKETPLACE USING THE VARIOUS MEANS AVAILABLE FOR PRICE DISCOVERY.

PERSHING ALSO REGULARLY REVIEWS REPORTS FOR QUALITY OF EXECUTION PURPOSES.

Messages *(continued)*

THE NASD REQUIRES THAT NASD MEMBER FIRMS PROVIDE THE FOLLOWING INFORMATION CONCERNING THE NASD PUBLIC DICLOSURE PROGRAM:

.

THE NASD PUBLIC DISCLOSURE HOTLINE NUMBER IS (800) 289-9999.

.

THE NASD REGULATION WEB SITE ADDRESS IS WWW.NASDR.COM.

.

AN INVESTOR BROCHURE THAT INCLUDES INFORMATION DESCRIBING THE PUBLIC DISCLOSURE PROGRAM MAY BE OBTAINED FROM THE NASD.

****

****

WORKING ON BEHALF OF YOUR FINANCIAL ORGANIZATION, WE, AT PERSHING LLC, RECOGNIZE THE IMPORTANCE OF PROTECTING THE CONFIDENTIALITY OF NONPUBLIC PERSONAL INFORMATION THAT WE COLLECT ABOUT OUR CUSTOMERS. THE INFORMATION IS USED TO ENSURE ACCURACY IN REPORTING AND RECORD KEEPING, TO MAINTAIN OUR CUSTOMERS' ACCOUNTS, AND TO CARRY OUT REQUESTED TRANSACTIONS. KEEPING THIS INFORMATION SECURE IS A TOP PRIORITY FOR US, AND WE ARE PLEASED TO SHARE WITH YOU OUR PRIVACY POLICY.

.

1. WE COLLECT NONPUBLIC PERSONAL INFORMATION ABOUT OUR CUSTOMERS FROM THE FOLLOWING SOURCES:
* APPLICATIONS OR OTHER FORMS (SUCH AS NAME, ADDRESS, SOCIAL SECURITY NUMBER, ASSETS, AND INCOME).
* CUSTOMERS' TRANSACTIONS WITH US, THEIR FINANCIAL ORGANIZATIONS, OR OTHERS.
* CONSUMER REPORTING AGENCIES (SUCH AS CREDIT WORTHINESS AND CREDIT HISTORY).

.

2. OUR INTERNAL DATA SECURITY POLICIES RESTRICT ACCESS TO NONPUBLIC PERSONAL INFORMATION TO AUTHORIZED EMPLOYEES. WE MAINTAIN PHYSICAL, ELECTRONIC, AND PROCEDURAL SAFEGUARDS THAT ARE DESIGNED TO COMPLY WITH FEDERAL STANDARDS TO GUARD OUR CUSTOMERS' NONPUBLIC PERSONAL INFORMATION. EMPLOYEES WHO VIOLATE OUR DATA SECURITY POLICIES ARE SUBJECT TO DISCIPLINARY ACTION, UP TO AND INCLUDING TERMINATION.

.

3. WE MAY DISCLOSE NONPUBLIC PERSONAL INFORMATION ABOUT OUR CUSTOMERS TO OUR


DALBAR RATED
FOR COMMUNICATION

AFFILIATES, SUCH AS BANKS, MORTGAGE LENDERS, AND SECURITIES BROKER-DEALERS, IN ORDER TO PROVIDE OUR CUSTOMERS WITH ACCESS TO PRODUCT OFFERINGS AND PRODUCT UPGRADES, AND IN ORDER FOR OUR AFFILIATES TO PROVIDE SERVICES TO US, SUCH AS DATA PROCESSING AND LOAN SERVICING. WE MAY DISCLOSE TO OUR AFFILIATES ALL OF THE INFORMATION THAT WE COLLECT, AS DESCRIBED ABOVE.

4. WE MAY DISCLOSE NONPUBLIC PERSONAL INFORMATION ABOUT OUR CUSTOMERS TO NONAFFILIATED THIRD-PARTIES WITH WHOM WE HAVE CONTRACTED TO PERFORM SERVICES ON OUR BEHALF, SUCH AS, PRINTING, MAILING, FRAUD PREVENTION, AND DATA PROCESSING SERVICES, AS WELL AS NONAFFILIATED FINANCIAL ORGANIZATIONS WITH WHICH WE HAVE CLEARING AGREEMENTS. WE MAY DISCLOSE ALL OF THE INFORMATION THAT WE COLLECT, AS DESCRIBED ABOVE. WE MAY ALSO DISCLOSE NONPUBLIC PERSONAL INFORMATION ABOUT OUR CUSTOMERS AS PERMITTED OR REQUIRED BY LAW.

5. WE DO NOT DISCLOSE NONPUBLIC PERSONAL INFORMATION ABOUT FORMER CUSTOMERS, EXCEPT AS PERMITTED OR REQUIRED BY LAW.

6. IF OUR CUSTOMERS VISIT A PERSHING INTERNET WEB SITE, WE MAY OCCASIONALLY USE A "COOKIE" IN ORDER TO PROVIDE BETTER SERVICE, TO FACILITATE OUR CUSTOMERS' USE OF THE WEB SITE, TO TRACK USAGE OF THE WEB SITE, AND TO ADDRESS SECURITY HAZARDS. A COOKIE IS A SMALL PIECE OF INFORMATION THAT A WEB SITE STORES ON A PERSONAL COMPUTER AND WHICH IT CAN LATER RETRIEVE. WE MAY USE COOKIES FOR SOME ADMINISTRATIVE PURPOSES, FOR EXAMPLE, TO STORE OUR CUSTOMERS' PREFERENCES FOR CERTAIN KINDS OF INFORMATION. NONE WILL CONTAIN INFORMATION THAT WILL ENABLE ANYONE TO CONTACT OUR CUSTOMERS VIA TELEPHONE, E-MAIL, OR ANY

OTHER MEANS. IF OUR CUSTOMERS ARE UNCOMFORTABLE WITH THE USE OF COOKIE TECHNOLOGY, THEY CAN SET THEIR BROWSERS TO REFUSE COOKIES. CERTAIN OF OUR SERVICES, HOWEVER, COULD BE DEPENDENT ON COOKIES AND OUR CUSTOMERS MAY DISABLE THOSE SERVICES BY REFUSING COOKIES.

....

....

YOU MAY RECEIVE INTEREST ON POSITIVE ACCOUNT BALANCES, REFERRED TO AS "FREE CREDIT BALANCES" PROVIDED THE FUNDS ARE AWAITING REINVESTMENT. IF YOU CURRENTLY MAINTAIN FREE CREDIT BALANCES IN YOUR ACCOUNT SOLELY FOR THE PURPOSE OR RECEIVING CREDIT INTEREST, AND HAVE NO INTENTION TO INVEST THE FUNDS IN THE FUTURE, CONTACT YOUR FINANCIAL ORGANIZATION OR INVESTMENT PROFESSIONAL TO DISCUSS YOUR OPTIONS.

TERMS AND CONDITIONS

GENERAL INFORMATION

1. All orders and transactions shall be solely for your account and risk shall be subject to the constitution, rules, regulations, customs, usages, rulings and interpretations of the exchange or market and the clearing facility, if any, where the transactions are executed and/or settled, or if applicable, of the National Association of Securities Dealers, Inc., and to all applicable laws and regulations.
2. Whenever you are indebted to Pershing LLC ("Pershing") for any amount, all securities held by it for you in any account in which you have any interest shall secure all your liabilities to Pershing, and Pershing may in its discretion at any time, without tender, demand or notice to you, close or reduce any or all of your accounts by public or private sale or purchase or both of all or any securities carried in such accounts; any balance remaining due Pershing to be promptly paid by you.
3. Whenever you are indebted to Pershing for any amount, all securities carried for your account are or may be, without further notice to you, loaned or pledged by Pershing, either separately or under circumstances which will permit the commingling thereof, with other securities for any amount less than, equal to or greater than your liabilities to Pershing, but not under circumstances for an amount prohibited by law.
4. Title to securities sold to you, where Pershing has acted as principal, shall remain with Pershing until the entire purchase price is received or until the settlement date, whichever is later.
5. Any free credit balance carried for your account represents funds payable upon demand which, although properly accounted for on Pershing's books of record, are not segregated and may be used in the conduct of its business.
6. You may have received confirmations for transactions which do not appear on your statement. If so, the transactions will appear on your next periodic statement. Such transactions must be considered by you when computing the value of your account. This is especially true if you have written options which have been exercised.
7. If you maintain a margin account, this is a combined statement of your general account and a special memorandum account maintained for you under Regulation T of the Board of Governors of the Federal Reserve System. The permanent record of the separate account as required by Regulation T is available for your inspection upon request.
8. Interest charged on debit balances in your account appears on the statement. The rate of interest and period covered are indicated. The rate may change from time to time due to fluctuations in money rates or other reasons. Interest is computed as described in material previously furnished to you. Please contact your financial institution if you desire additional copies.
9. A financial statement of Pershing is available for your personal inspection at Pershing's offices. A copy of it will be mailed upon your written request or you can view it online at Pershing.com.
10. This statement should be retained for your records.
11. Dividends, interest and other distributions shown on this statement were classified as taxable or nontaxable based on certain information known as of the distribution date. This classification is subject to change and is solely intended for use as general information.

    After year end, Pershing is required to provide tax information to the Internal Revenue Service and other governmental authorities. At that time Pershing will provide that information on the annual tax information statement to you; use that statement to prepare your tax filings. The tax statement also includes other useful information to assist in accumulating the data to prepare your tax returns.
12. **Pershing does not provide tax, investment or legal advisory services and no one associated with Pershing is authorized to render such advice. Do not rely upon any such advice, if given. Investors are encouraged to consult their tax advisors to determine the appropriate tax treatment of their business.**
13. Securities and cash held in custody by Pershing for your account are protected up to the total amount held in the account. Of this total, the Securities Investor Protection Corporation (SIPC) provides $500,000 of coverage, including $100,000 for claims for cash. The remaining coverage on securities and cash is provided by Pershing through a commercial insurer. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities clients, but it does not protect against losses from the rise and fall in the market value of investments.
14. Pershing trades for its own account as a market maker, specialist, odd lot dealer, block positioner, arbitrageur and/or investor. Consequently, at the time of any transaction you may make, Pershing may have a position in such securities, which position may be partially or completely hedged.
15. If average price transaction is indicated on the front of this statement your financial institution or Pershing may have acted as principal, agent or both. Details available upon request.
16. This statement will be deemed conclusive and an account stated unless you advise Pershing in writing of any objection to it within ten days after receipt. Any such objection should be sent to Pershing at One Pershing Plaza, Jersey City, New Jersey 07399, Attention: Compliance Department.

ERRORS AND OMISSIONS EXCEPTED.

PORTFOLIO HOLDINGS

This section includes the net market value of the securities in your account on a settlement date basis, including short positions, at the close of the statement period. The market prices have been obtained from quotation services which we believe to be reliable; however, we cannot guarantee their accuracy. Securities for which a price is not available are marked "N/A" and are omitted from the Total.

The Annual Income, which is an estimated figure, is the current interest or most recently declared dividend for each security and is annualized. This figure particularly on equity mutual funds can vary substantially from one year to the next. As a result, actual amounts distributed may be more or less than those estimated on this statement. The Annual Income is then divided by the current Market Value to give the Estimated Yield which too could vary substantially because the income is estimated and it does not take account of your holding period. Annual Income has been obtained from sources believed to be reliable, but no assurance can be made as to accuracy.

Accrued interest represents interest earned but not yet received.

THE ROLE OF PERSHING

Pershing carries your account as clearing broker pursuant to a clearing agreement with your financial institution. Pershing may accept from your financial institution without inquiry or investigation (i) orders for the purchase and sale of securities and other property and (ii) any other instructions concerning your account. Pershing is not responsible or liable for any acts or omissions of your financial institution or its employees and it does not supervise them. Pershing provides no investment advice nor does it assess the suitability of any transaction or order. Pershing acts as the agent of your financial institution and you agree that you will not hold Pershing or any person controlling or under common control with it liable for any investment losses incurred by you.

Pershing performs several key functions at the direction of your financial institution. It acts as custodian for funds and securities you may deposit with it directly or through your financial institution or that it receives as the result of securities transactions it processes. Inquiries concerning the positions and balances in your account may only be directed to the **Pershing Customer Service Department at 201-413-3333.** All other inquiries regarding your account or activity should be directed to your financial institution. For a description of other functions performed by Pershing please consult the Disclosure Statement provided to you upon the opening of your account.

Your financial institution is responsible for adherence to the securities laws, regulations and rules which apply to it regarding its own operations and the supervision of your account, its sales representatives and other personnel. Your financial institution is also responsible for approving the opening of accounts and obtaining account documents; the acceptance and, in certain instances, execution of securities orders; the assessment of the suitability of those transactions, where applicable; the rendering of investment advice, if any, to you and in general, for the ongoing relationship that it has with you.

Pershing may capture and store data about you such as your financial information and investment objectives. However, Pershing is not reviewing this information and evaluating whether your investments comport with your financial status and objectives and you hereby release Pershing from any liability to do so. Similarly, Pershing may capture and store information about whether a broker or an introducing firm is registered in a given state. You hereby release Pershing from any liability to review this data or to evaluate whether a particular security is registered or exempt from registration in your State.

This notice is not meant as a definitive enumeration of every possible circumstance, but as a general disclosure.

If you have any questions regarding this notice or if you would like additional copies of the Disclosure Statement, please contact your financial institution.

PAYMENT FOR ORDER FLOW PRACTICES

The following statement is provided to you as required by Rule 11Ac1-3 of the Securities Exchange Act of 1934.

Pershing LLC and its affiliate, Pershing Trading Company, L.P. ("PTC"), send certain equity orders to exchanges, Electronic Communication Networks or broker-dealers during normal business hours and during extended trading sessions. Certain venues provide payments or charge access fees to Pershing or PTC depending upon the characteristics of the order and any subsequent execution. The details of these payments and fees are available upon written request.

Pershing receives compensation for directing listed options order flow to certain option exchanges. Compensation is generally in the form of a per contract cash payment.

Pershing and PTC have selected certain market makers to provide execution of OTC securities transactions who have agreed to accept orders, transmitted electronically up to a specified size, and to execute them at or better than the national best bid or offer (NBBO). On larger orders, or if the designated market makers do not make a market in the subject security, Pershing and PTC directly contact market makers to obtain an execution. The designated market makers to whom orders are automatically routed are selected based on the consistently high quality of their OTC executions in one or more market segments and their ability to provide opportunities for executions at prices superior to the NBBO.

If an order for an exchange-listed security is not immediately executable on the exchange to which it is routed, such order may be represented in the national marketplace using the various means available for price discovery.

Pershing and PTC also regularly review reports for quality of execution purposes.

ARBITRATION

ARBITRATION DISCLOSURES:

- ARBITRATION IS FINAL AND BINDING ON THE PARTIES.
- THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
- PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
- THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.
- THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

ARBITRATION AGREEMENT

ANY CONTROVERSY BETWEEN YOU AND US SHALL BE SUBMITTED TO ARBITRATION BEFORE THE NEW YORK STOCK EXCHANGE, INC., ANY OTHER NATIONAL SECURITIES EXCHANGE ON WHICH A TRANSACTION GIVING RISE TO THE CLAIM TOOK PLACE (AND ONLY BEFORE SUCH EXCHANGE), OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.

NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PRE-DISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNTIL; (I) THE CLASS CERTIFICATION IS DENIED; (II) THE CLASS IS DECERTIFIED; OR (III) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT. SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.

THE LAWS OF THE STATE OF NEW YORK GOVERN.

If any of the above Terms and Conditions are unacceptable to you, please notify Pershing immediately in writing by certified mail to Pershing at One Pershing Plaza, Jersey City, New Jersey 07399, Attention: Compliance Department.

CommSec

Locked Bag 22
Australia Square
NSW 1215

Client Enquiries 13 15 19
Facsimile (02) 8292 4777
Internet commsec.com.au

NOMINEE STATEMENT OF HOLDINGS

Mr Nicholas Renton
<Renton Family A/C>

ACCOUNT NO.:
STATEMENT DATE: 31 August 2003

Security Code	Description	Pending Buy	Pending Sell	SICR	Registered
*GE	GENERAL ELECTRIC CO CO CUSIP 369604103	0	0	0	400

20

If we can be of any further assistance please do not hesitate to contact our office on 1300 361 170.

Yours faithfully

Foreign Settlements Department

Please retain this statement for taxational purpose

030912

Premium Financial Services

69377-LET1A4-02522-RSA001-01301

* * * COMMUNICATION RESULT REPORT (OCT. 13. 2004 3:34PM) * * *

TTI GE CORP LEGAL

ILE MODE	OPTION	ADDRESS (GROUP)	RESULT	PAGE
669 MEMORY TX		819012632164	OK	2/2

REASON FOR ERROR
E-1) HANG UP OR LINE FAIL
E-2) BUSY
E-3) NO ANSWER
E-4) NO FACSIMILE CONNECTION



Betti N. Teel
Executive Assistant

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2244
F 203 373 3079
betti.teel@ge.com

To: Thelma Johnson	Fax: 901 263 2164
From: Betti Teel	Fax:
Date/Time:	Number of pages including this one: 2



Betti N. Teel
Executive Assistant

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2244
F 203 373 3079
betti.teel@ge.com

To	Fax
Thelma Johnson	901 263 2164

From	Fax
Betti Teel	

Date/Time	Number of pages including this one
	2

Subject: **Tracking # 7919 4755 6952**

Dear Ms. Johnson, attached please find the Commercial Invoice for the above-referenced tracking number. If for any reasons, you have any concerns or questions, please do not hesitate to call. I can be reached on 203 373 2244.

EASYLINK 6877745S001 13OCT04 13:51/13:51 EST
FROM: 62978334
FEDERAL EXPRESS
TO: 2033733079

COMMERCIAL INVOICE

7919 4755 6952

INTERNATIONAL AIR WAYBILL NO.

10/4/04

DATE OF EXPORTATION | EXPORT REFERENCES

Betti Teel

SHIPPER / EXPORTER | CONSIGNEE

Betti N. Teel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Nicholas E. Renton
194 Kilby Road
Kew East 3102
Australia

COUNTRY OF EXPORT
U.S.A.

IMPORTER-if other than consignee

COUNTRY OF MANUFACTURE OF GOODS
U.S.A.

COUNTRY OF ULTIMATE DESTINATION
Australia

NO. OF PKGS	FULL DESCRIPTION OF GOODS	QTY	UNIT OF MEASURE	UNIT VALUE	TOTAL VALUE
1	Two Personal Letters				

TOTAL NO OF PKGS	TOTAL WEIGHT	TOTAL INVOICE VALUE
1		$1.00

These commodities, technology, or software were exported from the United States in accordance with Export Administration Regulations. Diversion contrary to U.S. law prohibited.
I declare all the information contained in this invoice to be true and correct.

Signature & Title of the shipper/exporter | Date

[signature]
Executive Assistant

10/13/04

* * * COMMUNICATION RESULT REPORT (OCT. 13. 2004 2:46PM) * * *

TTI GE CORP LEGAL

ILE MODE	OPTION	ADDRESS (GROUP)	RESULT	PAGE
667 MEMORY TX		9011613985594958	OK	7/7

REASON FOR ERROR
E-1) HANG UP OR LINE FAIL
E-2) BUSY
E-3) NO ANSWER
E-4) NO FACSIMILE CONNECTION



Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

To: Nicholas E. Renton
Fax:

From: Thomas J. Kim
Fax:

Date/Time: October 13, 2004
Number of pages including this one: 7



Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

Nicholas E. Renton

To | Fax

Thomas J. Kim

From | Fax

October 13, 2004 | 7

Date/Time | Number of pages including this one

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 10, 2004

The proposal relates to the board conducting a review to ensure that actions such as those described in the proposal do not recur.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations. We note that the proposal appears to focus on the review of an ordinary business matter. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,



Robyn Manos
Special Counsel